

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 23, 2014

Via E-mail
Louis T. Fox, III
Chief Financial Officer
Hartman Short Term Income Properties XX, Inc.
2909 Hillcroft, Suite 420
Houston, TX 77057

Re: Hartman Short Term Income Properties XX, Inc.
Post-Effective Amendment No. 1 to
Registration Statement on Form S-11
Filed June 18, 2014
File No. 333-185336

Dear Mr. Fox:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Please note that references to page numbers are based on the courtesy marked copy provided to the staff.

General

1.   We note your response to comment 1 of our letter dated June 16, 2014. Please revise your prospectus summary to disclosure the number of shares sold and the aggregate offering price for such shares that were sold from the date you were required to update your registration statement pursuant to Section 10(a)(3) of the Securities Act and the date of your suspension. Also, please tell us if you intend to include similar estimated performance figures such as those included in your 424B3 filed on April 28, 2014 in future filings.

Prospectus Cover Page

2.   We note your response to comment 4. Please revise to make the 8th bullet point concise and remove the first two sentences.

Distributions Paid, page 15

3.   We note your response to comment 6 and the column titled "net cash percentage of total period distribution." Please revise the title so that it clearly indicates that this column represents the percentage of total distributions that was funded by cash flow from operations.

4.   We note your response to comment 7. Please revise to disclose your aggregate FFO since inception in this paragraph, if you consider such figure a key performance indicator.

Prior Performance Tables

5.   We reissue our prior comment. Please refer to the Division's Disclosure Guidance Topic No. 6, located at http://www.sec.gov/divisions/corpfin/guidance/cfguidance-topic6.htm and revise your disclosure in this section accordingly or advise. Also, please note the guidance for the 20.D undertakings included in the Guidance Topic and revise your undertakings accordingly.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        You may contact me at 202-551-3386 with any questions.

                                Sincerely,

                                /s/ Duc Dang

                                Duc Dang
                                Special Counsel